1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung, Taiwan 42749 www.spil.com.tw	Eva Chen, VP of Finance Div. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

The Important Resolutions of SPIL Board of Directors

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: May 04, 2017

1.	Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) accepted the nomination of nine candidates for election of Directors, including three Independent Directors, during the period 2017/04/14~ 2017/04/24, and SPIL’s Board approved the nomination of nine candidates list to stand for election at SPIL 2017 Regular Shareholders’ Meeting, the candidates list is as follows:

Job Title	Name	Education Background	Principal Business Activities	Current Position	Current Shareholding
Director	Bough Lin	Electronic Physics, National Chiao-Tung University Honorary Doctorate, National Chiao-Tung University	Chairman of SPIL	Chairman of SPIL	64,674,075
Director	Chi-Wen Tsai	Electrical Engineering, National Taipei Institute of Technology	President of SPIL	Director and President of SPIL	24,775,555
Director	Wen-Lung Lin	Bank & Insurance, National Taichung Institute of Commerce	Chairman of Ku Ming Investment	Chairman of Ku Ming Investment Director of SPIL	13,154,751
Director	Yen-Chun Chang	Electronic Engineering, NanTai College	Senior Vice President of SPIL	Senior Vice President of SPIL Director of SPIL	6,663,417
Director	Randy Hsiao-Yu Lo	Ph.D. of Chemical Engineering, Purdue University	Vice President, Advanced Package R&D Division, SPIL	President of Siliconware, USA, Inc. Director of SPIL	472
Director	Yang Fong Investment co., Ltd	N.A.	N.A.	Director of SPIL	6,200,000

(Continued)

Job Title	Name	Education Background	Principal Business Activities	Current Position	Current Shareholding
Independent Director	John Hsuan	Electronics Engineering, National Chiao Tung University	Vice Chairman of United Microelectronics Corporation (UMC) Chairman of Faraday Technology Inc.	Honorary Vice Chairman of UMC Chairman of Meridigen Biotech Co., Ltd. Representative of Director of D-Link Corporation Independent Director of Wistron Corp. Independent Director of Compal Electronics Inc. Independent Director of SPIL	0
Independent Director	Tsai-Ding Lin	Ph.D. of Psychology, University of Texas	Professor of Department of International Business, Tunghai University	Professor of Department of International Business, Tunghai University Independent Director of SPIL	0
Independent Director	William W.Sheng	Ph.D. of Accounting, Purdue University	Professor of Department of Public Finance and Taxation, National Taichung of Science and Technology	Professor of Department of Public Finance and Taxation, National Taichung of Science and Technology Independent Director of SPIL Independent Director of Episil-Precision Inc. Independent Director of Advanced Lithium Electrochemistry (Cayman) Co., Ltd. Independent Director of Epistar Corp. Supervisor of Elite Semiconductor Memory Technology Inc.	0

The attendance information of Independent Director Candidates, including board meeting, audit committee meeting and compensation committee meeting during the last fiscal year, 2016, and the information of outside boarding of Independent Directors Candidates are as following:

Name of Independent Director Candidate	Board		Audit Committee		Compensation Committee		Total Attendance Rate	Numbers of Sitting on Public Company Board (incluing SPIL)
	Attendance	Number of Times	Attendance	Number of Times	Attendance	Number of Times
John Hsuan	12	14	13	16	3	3	85%	6
Tsai-Ding Lin	14	14	16	16	3	3	100%	1
William W.Sheng	13	14	15	16	2	3	91%	4

2.	The Board of Director has proposed to release the restriction of competition on new-elected directors imposed under Article 209 of the Company Law.

3.	The Board of Director has approved to establish a subsidiary in Jin Jiamg, China via third country investment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 04, 2017	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer